Mail Stop 3561

June 18, 2009

Darryn Barber
Chief Financial Officer and President
People's Liberation, Inc.
1212 S. Flower Street
5th Floor
Los Angeles, CA 90015

      Re: People's Liberation, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2008
             Filed March 31, 2009
             File No. 000-16075

Dear Mr. Barber:

      We have completed our review of your filing and have no further comments at this time.

                    Sincerely,

                    John Reynolds
                    Assistant Director